Exhibit (d)(38)(ii)

EQ ADVISORS TRUST

FORM OF AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

FORM OF AMENDMENT NO. 1 to the Investment Sub-Advisory Agreement effective as of December 6, 2018, (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a Delaware limited liability company (“FMG LLC” or “Adviser”) and QS Investors, LLC., a Delaware limited liability company (“QS Investors” or “Sub-Adviser”).

FMG LLC and QS agree to modify the Investment Sub-Advisory Agreement dated as of November 1, 2018 (“Agreement”) as follows:

1.        New Portfolio. FMG LLC hereby appoints QS Investors to serve as the Sub-Adviser to EQ/Legg Mason Growth Allocation Portfolio.

2.        Duration of Agreement.

a.	With respect to the New Portfolio, the Agreement shall continue in effect for a period of two years beginning December 6, 2018 and may be continued thereafter pursuant to subsection (b) below.

b.

With respect to the New Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a) only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the agreement or interested persons (as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the New Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to the New Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

3.        Name Change. Effective February 2019, the name of the AXA/Legg Mason Strategic Allocation Portfolio will change to EQ/Legg Mason Moderate Allocation Portfolio.

4.        Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which QS Investors is appointed as the Sub-Adviser and the fee payable to the Sub-Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5.        Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		QS INVESTORS, LLC

By:		By:
	Michal Levy		Name:
	Director, Senior Vice President and Chief Operating Officer		Title:

APPENDIX A

TO

FORM OF AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT WITH

QS INVESTORS, LLC

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate
EQ/Legg Mason Moderate Allocation Portfolio (fka, AXA/Legg Mason Strategic Allocation Portfolio) EQ/Legg Mason Growth Allocation Portfolio	0.25% of the Portfolio’s average daily net assets up to and including $500 million; 0.23% of the Portfolio’s average daily net assets in excess of $500 million up to and including $1.5 billion; 0.20% of the Portfolio’s average daily net assets in excess of $1.5 billion up to and including $3 billion; and 0.17% of the Portfolio’s average daily net assets in excess of $3 billion.*

*

The daily sub-advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.